UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 6 obligations may continue.

See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Shlanta, Paul R.	2. Issuer Name and Ticker or Trading Symbol AGL Resources Inc. (ATG)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last) (First) (Middle) 817 West Peachtree St., NW	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year November 11, 2002				_ Director X Officer (give title below) _ 10% Owner _ Other (specify below) Senior Vice President, General Counsel, Corporate Secretary and Chief Corporate Compliance Officer
(Street) Atlanta, GA 30308			5. If Amendment, Date of Original (Month/Year) November 12, 2002				7. Individual or Joint/Group Filing (Check Applicable Line) __ Form filed by One Reporting Person __ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	11/11/02	A		2,134	A		4,543.7706 (1)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Form 4 (continued)			Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/ Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of responses:

(1) Between January 1, 2002 and September 30, 2002, 85.7322 shares were allocated to the reporting person's account pursuant to a dividend reinvestment feature of the AGL Resources Inc. Direct Stock Purchase and Dividend Reinvestment Plan.

(2) This amendment is filed to reflect the Reporting Person's signature.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

/s/ Joan A. Martin	11/13/02
** Signature of Reporting Person	Date
for Paul R. Shlanta

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.